

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2011

Via Email
Mr. Paul R. Bechet
Senior Vice President, Treasurer and Chief Financial Officer
Brookline Bancorp, Inc.
160 Washington Street
Brookline, Massachusetts 02447-0469

Re: Brookline Bancorp, Inc.
Registration Statement on Form S-4
Filed June 6, 2011
File No. 333-174731

Dear Mr. Bechet:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Revise to disclose the maximum number of shares to be issued.

BancorpRI's directors and executive officers have financial interests in the merger…page 20

2. Please revise to provide a more detailed description of the financial interests discussed in this paragraph.

Proposal No. 1 – The Merger

General

3. Please confirm that you are not aware of any pending or threatened litigation relating to the merger, or please revise to disclose any such legal proceedings if applicable.

Opinion of BancorpRI's Financial Advisor, page 36

4. We note your disclosure on page 37 that the managements of BancorpRI and Brookline had not prepared long term financial forecasts relating to BancorpRI or Brookline. Please supplementally provide the staff with the board materials used by each respective Board in its analysis of the merger.

5. Please confirm that you have disclosed the aggregate amount of compensation paid to Jeffries by either company during the past 2 years, whether in connection with this merger or not, as required by Section 1015(b)(4) of Regulation M-A.

Selected Historical Financial Data for Brookline and BancorpRI, page 102

6. Please move this section from its current location in the registration statement to after the Summary and before Risk Factors. Please also move the section entitled Comparative Pro Forma Per Share Data from page 116 to just before Risk Factors. Refer to Item 3 of Form S-4.

Part II – Information Not Required in Prospectus

Item 22. Undertakings, page II-2

7. Please include the undertaking required by 512(e) of Regulation S-K.

Exhibit 8.2

8. You are not permitted to file a short-form opinion unless the prospectus states clearly that the discussion in the tax consequences section of the prospectus is counsels' opinion. Please revise your disclosure accordingly or please file a long-form tax opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3464 with any questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Attorney

cc.   (Via Email)
           Ms. Lisa R. Haddad, Esq.
           Goodwin Procter LLP